EXHIBIT (a)(1)(C)

OFFER TO PURCHASE THE GOLDMAN SACHS GROUP, INC. Offer to Purchase for Cash up to 650,000 of the outstanding Normal Automatic Preferred Enhanced Capital Securities listed below

The Offer (as defined below) will expire at 11:59 p.m., New York City time, on August 16, 2016, unless extended or earlier terminated (such date and time, as the same may be extended, the “Expiration Time”). Tendered Apex (as defined below) may be withdrawn in accordance with the terms of the Offer at any time at or prior to the Expiration Time.

The Goldman Sachs Group, Inc., a corporation organized under the laws of the State of Delaware (“Goldman Sachs,” the “Company,” “we,” “our” and “us”), hereby offers to purchase for cash, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), up to 650,000 of the Normal Automatic Preferred Enhanced Capital Securities listed below (which we refer to in the singular and plural as “Apex”), at a price of $830 per Apex (the “Offer Price”). The Offer Price will be paid together with Accrued Distributions to, but excluding, the Settlement Date (as defined below). “Accrued Distributions” for any Apex means distributions that would be payable thereon if the current dividend period of the underlying preferred shares ended on the Settlement Date and we had paid the relevant dividend on the Settlement Date. We will pay for Apex accepted in the Offer on a date (the “Settlement Date”) promptly after the Expiration Time. If the Offer is not extended or earlier terminated, we expect that the Settlement Date will be August 18, 2016 and the total consideration per Apex accepted in the Offer will be approximately $838.67.

Series of Securities(1)	Issuer	CUSIP No.	Aggregate Liquidation Amount Outstanding	Offer Price
5.793% Fixed-to-Floating Rate Normal Automatic Preferred Enhanced Capital Securities, $1,000 liquidation amount per Apex	Goldman Sachs Capital II (“GS Capital II”)	381427AA1	$1,252,839,000	$830 per Apex

Floating Rate Normal Automatic Preferred Enhanced Capital Securities, $1,000 liquidation amount per Apex	Goldman Sachs Capital III (“GS Capital III” and, together with GS Capital II, the “Issuers”)	38144QAA7	$325,390,000	$830 per Apex

(1)	Because the two series of Apex are substantially similar, we are treating them as a single class for purposes of the Offer, including proration.

If the number of the Apex that are validly tendered and not properly withdrawn as of the Expiration Time exceeds 650,000 and the conditions of the Offer are met or waived, we will prorate the Apex we accept for purchase, as described in this Offer to Purchase. See Section 1.

THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF APEX BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN GENERAL CONDITIONS. THE OFFER WAS ALSO INITIALLY SUBJECT TO A FINANCING CONDITION, WHICH WAS SATISFIED ON JULY 27, 2016. SEE SECTION 6 WHICH SETS FORTH IN FULL THE CONDITIONS TO THE OFFER.

NONE OF GOLDMAN SACHS, THE DEALER MANAGER, THE DEPOSITARY OR THE INFORMATION AGENT MAKES ANY RECOMMENDATION TO HOLDERS OF APEX AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR APEX. YOU SHOULD READ CAREFULLY THE INFORMATION IN THIS OFFER TO PURCHASE AND IN THE LETTER OF TRANSMITTAL BEFORE MAKING YOUR DECISION WHETHER TO TENDER YOUR APEX IN THE OFFER.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission or any other regulatory authority has passed upon the accuracy or adequacy of this Offer to Purchase. Any representation to the contrary is unlawful. No person has been authorized to give any information or make any representations with respect to the Offer other than the information and representations contained or incorporated by reference herein and, if given or made, such information or representations must not be relied upon as having been authorized.

You may direct questions and requests for assistance to Goldman, Sachs & Co., the dealer manager (the “Dealer Manager”) for the Offer, or Global Bondholder Services Corporation, the information agent (the “Information Agent”) for the Offer, at the contact information set forth on the last page of this Offer to Purchase. You may direct requests for additional copies of this Offer to Purchase to the Information Agent.

The Dealer Manager for the Offer is:

Goldman, Sachs & Co.

July 28, 2016

IMPORTANT

The principal purpose of the Offer, in conjunction with the Financing Transaction (as defined in Section 2), is to enhance our capital structure. We expect to use cash on hand to pay the consideration payable by us pursuant to the Offer and to pay the fees and expenses incurred by us in connection therewith. The Offer has certain conditions and no assurance can be given that these conditions will be satisfied. See Section 6.

All of the Apex are held in book-entry form through the facilities of The Depository Trust Company (“DTC”). If you desire to tender Apex, a DTC participant must electronically transmit your acceptance of the Offer through DTC’s Automated Tender Offer Program (“ATOP”), for which the transaction will be eligible. In accordance with ATOP procedures, DTC will then verify the acceptance of the Offer and send an agent’s message (as hereinafter defined) to Global Bondholder Services Corporation, the depositary for the Offer (the “Depositary”), for its acceptance. An “agent’s message” is a message transmitted by DTC, received by the Depositary and forming part of the book-entry confirmation, which states that DTC has received an express acknowledgment from you that you have received the Offer and agree to be bound by the terms of the Offer, and that we may enforce such agreement against you. Alternatively, you may also confirm your acceptance of the Offer by delivering to the Depositary a duly executed Letter of Transmittal. A tender will be deemed to have been received only when the Depositary receives (i) either a duly completed agent’s message through the facilities of DTC at the Depositary’s DTC account or a properly completed Letter of Transmittal, and (ii) confirmation of book-entry transfer of the Apex into the Depositary’s applicable DTC account. If your Apex are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that person if you desire to tender your Apex. See Section 3.

There are no guaranteed delivery procedures available with respect to the Offer under the terms of this Offer to Purchase or any related materials. Holders must tender their Apex in accordance with the procedures set forth in this Offer to Purchase. See Section 3.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your Apex in the Offer. We have not authorized any person to give any information or to make any representation in connection with the Offer other than those contained in this Offer to Purchase. If given or made, you must not rely upon any such information or representation as having been authorized by Goldman Sachs, the Information Agent or the Dealer Manager. You must make your own decision whether to tender your Apex and, if so, how many Apex to tender.

We are not making the Offer to (nor will we accept any tender of Apex from or on behalf of) holders of Apex in any jurisdiction in which the making of the Offer or the acceptance of any tender of Apex would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take such action as we may deem necessary for us to make the Offer in any such jurisdiction and extend the Offer to holders of Apex in such jurisdiction. In any jurisdiction the securities or blue sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on our behalf by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT HOLDERS ARE URGED TO READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

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AVAILABLE INFORMATION

Goldman Sachs is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and files with the SEC proxy statements, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as required of a U.S. publicly listed company. You may read and copy any document Goldman Sachs files at the SEC’s public reference room in Washington, D.C. at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Goldman Sachs’ SEC filings are also available to the public through:

•	the SEC’s website at www.sec.gov; and

•	the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Goldman Sachs’ common stock is listed on the New York Stock Exchange and trades under the symbol “GS”.

Copies of the materials referred to in the preceding paragraph, as well as copies of any current amendment or supplement to this Offer to Purchase, may also be obtained from the Information Agent at its address set forth on the back cover of this Offer to Purchase.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this Offer to Purchase, including information incorporated by reference, that are based on information other than historical data may constitute “forward-looking statements.” Forward-looking statements provide current expectations or forecasts of future events and include, among others:

•	statements with respect to the beliefs, plans, objectives, goals, guidelines, expectations, anticipations and future financial condition, results of operations and performance of the Company and its subsidiaries; and

•	statements preceded by, followed by or that include the words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “projects,” or similar expressions.

These forward-looking statements are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date. Forward-looking statements involve significant risks and uncertainties, and actual results may differ materially from those presented, either expressed or implied, in this Offer to Purchase, including the information incorporated by reference. You should carefully consider those risks and uncertainties in reading this Offer to Purchase. For a discussion of some of the risks and important factors that could affect our future results and financial condition, see “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the Year Ended December 31, 2015 (the “2015 Form 10-K”).

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SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. It highlights material information in this Offer to Purchase, but you should realize that it does not describe all the details of the Offer to the same extent described elsewhere in this Offer to Purchase. We recommend that you read the entire Offer to Purchase and the Letter of Transmittal because they contain the full details of the Offer. We have included references to the sections of this Offer to Purchase where you will find a more complete discussion.

The Offeror	The Offer is being made by Goldman Sachs, a corporation organized under the laws of the State of Delaware. Our principal executive offices are located at 200 West Street, New York, New York 10282, and our telephone number is (212) 902-1000.

The Issuers

The Issuers of the Apex are Delaware statutory trusts sponsored by Goldman Sachs. The property trustee for the Issuers is The Bank of New York Mellon.

The sole asset of GS Capital II is our perpetual Non-Cumulative Preferred Stock, Series E (the “Series E Preferred Stock”) and the primary purpose of GS Capital II is to distribute dividends received on or the proceeds of any redemption of the Series E Preferred Stock to the holders of the GS Capital II Apex. The sole asset of GS Capital III is our perpetual Non-Cumulative Preferred Stock, Series F (the “Series F Preferred Stock”) and the primary purpose of GS Capital III is to distribute dividends received on or the proceeds of any redemption of our Series F Preferred Stock to the holders of the GS Capital III Apex.

Terms of the Offer

We are offering to purchase for cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and Letter of Transmittal, up to 650,000 Apex. If the number of Apex that are validly tendered and not properly withdrawn as of the Expiration Time exceeds 650,000 and the conditions of the Offer are met or waived, we will prorate the Apex we accept for purchase, as described in this Offer to Purchase. See Section 1.

At the time you tender your Apex, you will not know the extent of participation by other holders of Apex in the Offer or whether more than 650,000 Apex will be validly tendered and not properly withdrawn as of the Expiration Time. As a result, you will not know whether we will be able to accept for purchase all of your validly tendered and not properly withdrawn Apex at the time you tender those Apex.

The consideration for each Apex tendered and accepted for purchase pursuant to the Offer will be $830, plus Accrued Distributions.

Proration	If proration of the Apex is required, we or the Depositary will determine the final proration factor as soon as practicable after the Expiration Time, and we will announce the results of proration by press release. Fractional Apex will be rounded down to the nearest whole Apex.

Source and Amount of Funds	We expect to use cash on hand to pay the consideration payable by us pursuant to the Offer and to pay the fees and expenses incurred by us in connection therewith. If the Offer is fully subscribed and the Settlement Date occurs on August 18, 2016, we will pay an aggregate of approximately $545 million to purchase the Apex, excluding fees and expenses.

Time to Tender

You may tender Apex until the Offer expires.

The Offer will expire on August 16, 2016 at 11:59 p.m., New York City time, unless we extend it (such time and date, as the same may be extended, the Expiration Time). See Section 1.

We may choose to extend the Offer for any reason, subject to applicable laws. We cannot assure you that we will extend the Offer or, if we do, of the length of any extension. See Section 15.

If a broker, dealer, commercial bank, trust company or other nominee holds your Apex, it is likely that it has an earlier deadline for you to act to instruct it to accept the Offer on your behalf. We recommend that you contact the broker, dealer, commercial bank, trust company or other nominee to determine its deadline.

Extension, Amendment, and Termination of the Offer

We reserve the right to extend or amend the Offer. If we extend the Offer, we will delay the acceptance of any Apex that have been tendered. We reserve the right to terminate the Offer under certain circumstances. See Section 6 and Section 15.

We will issue a press release by 9:00 a.m., New York City time, on the business day after the scheduled Expiration Time if we decide to extend the Offer. We will announce any amendment to the Offer by making a public announcement of the amendment. See Section 15.

Purpose of the Offer	The purpose of the Offer, in conjunction with the Financing Transaction (as defined in Section 2), is to enhance our capital structure. See Section 2.

Conditions of the Offer	The Offer is not conditioned upon any minimum number of Apex being tendered. However, the Offer is subject to other conditions, including, among others, the absence of court and governmental action prohibiting, challenging or restricting the Offer. See Section 6.

Procedures for Tendering Apex	The Offer will expire at the Expiration Time, which is 11:59 p.m., New York City time, on August 16, 2016, unless we extend or earlier terminate the Offer. To tender your Apex prior to the expiration of the Offer, you must electronically transmit your acceptance of the Offer through ATOP, which is maintained by DTC, and by which you will agree to be bound by the terms and conditions set forth in the Offer, or deliver to the Depositary a duly executed Letter of Transmittal.

A tender will be deemed to be received after you have expressly agreed to be bound by the terms of the Offer, which is accomplished by the transmittal of an agent’s message to the Depositary by the DTC in accordance with ATOP procedures, or by delivery to the Depositary of a duly executed Letter of Transmittal. You should contact the Information Agent for assistance at the contact information listed on the last page of this Offer to Purchase. Please note that we will not purchase your Apex in the Offer unless the Depositary receives the required confirmation prior to the Expiration Time. If a broker, dealer, commercial bank, trust company or other nominee holds your Apex, it is likely that it has an earlier deadline for you to act to instruct it to accept the Offer on your behalf. We recommend that you contact your broker, dealer, commercial bank, trust company or other nominee to determine its applicable deadline. See Section 3.

We will not accept any alternative, conditional or contingent tenders. No fractional Apex may be tendered or accepted for payment.

There are no guaranteed delivery procedures available with respect to the Offer under the terms of this Offer to Purchase or any related materials. Holders must tender their Apex in accordance with the procedures set forth in this Offer to Purchase. See Section 3.

Withdrawal Rights	You may withdraw any Apex you have tendered at any time before the Expiration Time, unless we extend the Offer. We cannot assure you that we will extend the Offer or, if we do, of the length of any extension we may provide. See Section 4.

Withdrawal Procedure	You must deliver, on a timely basis prior to the Expiration Time, which is at 11:59 p.m., New York City time, on August 16, 2016, a written notice of your withdrawal to the Depositary at the address appearing on the last page of this Offer to Purchase. Your notice of withdrawal must (i) specify the name of the participant for whose account such Apex were tendered and such participant’s account number at DTC to be credited with the withdrawn Apex, (ii) contain the title and number of Apex to be withdrawn and (iii) be signed by such participant in the same manner as the participant’s name is listed on the applicable “agent’s message” or Letter of Transmittal. Some additional requirements apply for Apex that have been tendered under the procedure for book-entry transfer set forth in Section 3. See Section 4.

No Recommendation as to Whether to Tender	None of Goldman Sachs, the Dealer Manager, the Depositary or the Information Agent makes any recommendation to holders of Apex as to whether to tender or refrain from tendering their Apex. You should read carefully the information in this Offer to Purchase before making your decision whether to tender your Apex. See Section 18.

Untendered or Unpurchased Apex	Any tendered Apex that we do not accept for purchase will be returned without expense to their tendering holder. Apex not tendered or otherwise not purchased pursuant to the Offer will remain outstanding. If the Offer is consummated, then the aggregate liquidation amount of each series of Apex that remains outstanding will be reduced. This may adversely affect the liquidity of and/or increase the volatility in the market for the Apex that remain outstanding after consummation of the Offer. See Section 11.

Market Prices of the Apex	The GS Capital II Apex are traded on the New York Stock Exchange Arca (the “NYSE Arca”) under the symbol “GS/43PE” and the GS Capital III Apex are traded on the NYSE Arca under the symbol “GS/43PF”. On July 27, 2016, the last trading day prior to the date of this Offer to Purchase, the last reported price for the GS Capital II Apex on the NYSE Arca was $830.00 and the last reported price for the GS Capital III Apex on the NYSE Arca was $802.50. These prices do not include Accrued Distributions.

Appraisal Rights	You will have no appraisal rights in connection with the Offer.

Time of Payment	We will pay the Offer Price to you in cash for any Apex we accept for purchase promptly after the Expiration Time. We refer to the date on which such payment is made as the “Settlement Date.” If the Offer is not extended or earlier terminated, we expect that the Settlement Date will be August 18, 2016. See Section 5.

Payment of Brokerage Commissions	If you are a registered holder of Apex and you tender your Apex directly to the Depositary, you will not incur any brokerage commissions. If you hold Apex through a broker, dealer, commercial bank, trust company or other nominee, we recommend that you consult your broker, dealer, commercial bank, trust company or other nominee to determine whether transaction costs are applicable. See Section 3.

U.S. Federal Income Tax Consequences

The cash received in exchange for tendered Apex generally will be treated for U.S. federal income tax purposes either as (i) consideration received with respect to a sale or exchange of the tendered Apex, or (ii) a distribution from Goldman Sachs in respect of its stock, depending on the particular circumstances of each holder of Apex. See Section 13 for a more detailed discussion.

We recommend that holders of the Apex consult their own tax advisors to determine the particular tax consequences to them of participating in the Offer, including the applicability and effect of any state, local or non-U.S. tax laws.

Payment of Stock Transfer Tax	If you are the registered holder and you instruct the Depositary to make the payment for the Apex directly to you, then generally you will not incur any stock transfer tax. See Section 5.

Exchanges after Conclusion of Offer	Following the completion of the Offer, we expect to exchange the Apex of GS Capital II that we hold (including the Apex we acquire in the Offer) for a like amount of our Series E Preferred Stock held by GS Capital II and the Apex of GS Capital III that we hold (including the Apex we acquire in the Offer) for a like amount of our Series F Preferred Stock held by GS Capital III, and then retire such Series E Preferred Stock and Series F Preferred Stock. See Section 2.

Further Information

You may call the Dealer Manager with questions regarding the terms of the Offer or the Information Agent with questions regarding how to tender and/or request additional copies of the Offer to Purchase, the Letter of Transmittal or other documents related to the Offer.

Goldman, Sachs & Co. is acting as the Dealer Manager and Global Bondholder Services Corporation is acting as the Depositary and Information Agent for the Offer. See the last page of this Offer to Purchase for additional information about the Dealer Manager, Depositary and Information Agent.

CERTAIN SIGNIFICANT CONSIDERATIONS

We have not obtained a third-party determination that the Offer is fair to holders of the Apex.

None of Goldman Sachs, the Dealer Manager, the Depositary or the Information Agent makes any recommendation as to whether you should tender your Apex in the Offer. We have not retained, and do not intend to retain, any unaffiliated representative to act on behalf of the holders of the Apex for purposes of negotiating the Offer or preparing a report concerning the fairness of the Offer. You must make your own independent decision regarding your participation in the Offer.

We may not accept all of the Apex tendered in the Offer.

Depending on the number of Apex tendered in the Offer, we may not accept all of the Apex tendered in the Offer and may have to prorate the Apex that we do accept. Any Apex not accepted will be returned to tendering holders promptly after expiration. See Section 1 and Section 5.

If the Offer is successful, there may be a more limited trading market for the Apex and their market prices may be depressed.

Depending on the number of Apex of either Issuer that are accepted in the Offer, the trading market for those Apex that remain outstanding after the Offer may be more limited. A reduced trading volume may decrease the prices and increase the volatility of the trading prices of the Apex that remain outstanding following the completion of the Offer.

Holders of Apex that participate in the Offer are giving up their right to future distributions on the Apex.

If you tender your Apex, and they are accepted for purchase, you will be giving up your right to any future distributions that are paid on the Apex.

We may acquire additional Apex following the Offer at prices that are more or less than the Offer Price.

From time to time in the future, to the extent permitted by applicable law, we may acquire Apex that remain outstanding, whether or not the Offer is consummated, through tender offers, exchange offers, on the open market, in negotiated transactions or otherwise, upon such terms and at such prices as we may determine, which may be more or less than the price to be paid pursuant to the Offer, including for cash or other consideration. There can be no assurance as to which, if any, of these alternatives (or combinations thereof) we may pursue.

The cash you receive pursuant to the Offer may be treated as a taxable dividend for U.S. federal income tax purposes.

The cash received in exchange for tendered Apex generally will be treated for U.S. federal income tax purposes either as (i) consideration received with respect to a sale or exchange of the tendered Apex, or (ii) a distribution from Goldman Sachs in respect of its stock, depending on the particular circumstances of each holder of Apex. If cash received by you is treated as a distribution, then it will be treated as a dividend to the extent that it reflects share of Goldman Sachs’ current and accumulated earnings and profits, as determined under U.S. federal income tax principles. In addition, if you are a

non-U.S. holder of Apex and a broker or other paying agent is unable to determine whether sale or exchange treatment should apply to you, such paying agent may be required to report the transaction as resulting in a distribution for U.S. federal income tax purposes that is made out of Goldman Sachs’ current or accumulated earnings and profits and withhold tax at a 30% rate on the full amount you receive (in which case, you may be eligible to obtain a refund of all or a portion of any tax). See Section 13 for a more detailed discussion.

THE OFFER

Section 1 Number of Apex; Expiration Time.

General. We are offering to purchase for cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and Letter of Transmittal, up to 650,000 Apex. If more than 650,000 Apex are validly tendered and not properly withdrawn as of the Expiration Time and the conditions to the Offer are satisfied or waived, we will prorate the Apex we accept for purchase in order to accept for purchase only 650,000 Apex, as described in this Section 1.

If you elect to participate in the Offer, you may tender a portion of or all of the Apex you hold, although we may not be able to accept for purchase all of the Apex you tender. At the time you tender your Apex, you will not know the extent of participation by other holders of Apex in the Offer. As a result, you will not know whether we will be able to accept for purchase all of your validly tendered and not properly withdrawn Apex.

For each Apex tendered and accepted for purchase pursuant to the Offer, we will pay $830 in cash (the “Offer Price”), plus Accrued Distributions.

In addition, to the extent permitted by applicable law, we and our affiliates may from time to time acquire Apex that remain outstanding after the Expiration Time through one or more tender or exchange offers, on the open market, in negotiated transactions or otherwise, at prices that may be less than, equal to or greater than the prices paid for the Apex in the Offer. Until the expiration of at least ten business days after the Expiration Time or the date we otherwise terminate the Offer, neither we nor any of our affiliates will make any purchases of the Apex other than pursuant to the Offer.

Proration. If more than 650,000 Apex are validly tendered and not properly withdrawn as of the Expiration Time and the conditions to the Offer are satisfied or waived, we will accept Apex on a pro rata basis (based on the number of Apex validly tendered and not properly withdrawn), with appropriate adjustments to avoid purchases of fractional Apex, with the result that we will accept 650,000 Apex. Fractions resulting from the proration will be rounded down to the nearest whole number of Apex. In that case, we or the Depositary will determine the final proration factor (which will be the same for all of the Apex) as soon as practicable after the Expiration Time, and we will announce the results of proration by press release.

Expiration Time. The term “Expiration Time” means 11:59 p.m., New York City time, on August 16, 2016, unless and until we shall have extended the period of time during which the Offer will remain open, in which event the term Expiration Time shall refer to the latest time and date at which the Offer, as so extended by us, shall expire. We will pay for all properly tendered and not properly withdrawn Apex that are accepted for purchase promptly after the Expiration Time. If we materially change the Offer or information concerning the Offer, we will extend the Offer to the extent and in the manner required by Rules 13e-4(d)(2), 13e-4(e)(3), 13e-4(f)(1) and 14e-1(b) under the Exchange Act.

For the purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

If we (i) increase or decrease the price to be paid for the Apex or (ii) decrease the aggregate number of Apex that we may purchase in the Offer, then the Offer must remain open for at least ten business days following the date that notice of the increase or decrease is first published, sent or given in the manner specified in Section 15.

THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF APEX BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN CONDITIONS. SEE SECTION 6.

This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Apex and will be furnished to brokers, dealers, commercial banks, trust companies or other nominee holders and similar persons whose names, or the names of whose nominees, appear on the securities register of each Issuer or, if applicable, who are listed as participants in DTC’s security position listing for subsequent transmittal to beneficial owners of the Apex.

Section 2 Purpose of the Offer.

The Offer. The principal purpose of the Offer, in conjunction with the issuance on July 27, 2016 of 650,000 Depositary Shares, each representing 1/25th interest in a share of our 5.30% Fixed-To-Floating Rate Non-Cumulative Preferred Stock, Series O, with an aggregate liquidation preference of $650,000,000 (the “Financing Transaction”), is to enhance our capital structure.

Following the completion of the Offer, we expect to exchange the Apex of GS Capital II that we hold (including the Apex we acquire in the Offer) for a like amount of our Series E Preferred Stock held by GS Capital II and the Apex of GS Capital III that we hold (including the Apex we acquire in the Offer) for a like amount of our Series F Preferred Stock held by GS Capital III (the “Exchange”), and then retire such Series E Preferred Stock and Series F Preferred Stock.

General. None of Goldman Sachs, the Dealer Manager, the Depositary or the Information Agent makes any recommendation to holders of Apex as to whether to tender or refrain from tendering their Apex. Holders of Apex should carefully evaluate all information in the Offer, should consult their own investment and tax advisors, and should make their own decisions about whether to tender their Apex, and, if so, how many Apex to tender.

Section 3 Procedures for Tendering the Apex

All of the Apex are held in book-entry form through the facilities of DTC. Only registered holders of Apex are authorized to tender the Apex. Therefore, to tender Apex that are held through a broker, dealer, commercial bank, trust company or other nominee, a beneficial owner thereof must instruct such nominee to tender the Apex on such beneficial owner’s behalf according to the procedures described below.

If you desire to tender Apex, a DTC participant must electronically transmit your acceptance of the Offer through DTC’s ATOP, for which the transaction will be eligible. In accordance with ATOP procedures, DTC will then verify the acceptance of the Offer and send an agent’s message (as hereinafter defined) to the Depositary, for its acceptance. An “agent’s message” is a message transmitted by DTC, received by the Depositary and forming part of the book-entry confirmation, which states that DTC has received an express acknowledgment from you that you have received the Offer and agree to be bound by the terms of the Offer, and that we may enforce such agreement against you. Alternatively, you may also confirm your acceptance of the Offer by delivering to the Depositary a duly executed Letter of Transmittal. A tender will be deemed to have been received only when the Depositary receives (i) either a duly completed agent’s message through the facilities of DTC at the Depositary’s DTC account or a properly completed Letter of Transmittal and (ii) confirmation of book-entry transfer of the Apex into the Depositary’s applicable DTC account.

If a broker, dealer, commercial bank, trust company or other nominee holds your Apex, it is likely that it has an earlier deadline for you to act to instruct it to accept the Offer on your behalf. We recommend that you contact your broker, dealer, commercial bank, trust company or other nominee to determine its applicable deadline.

We recommend that investors who hold Apex through brokers, dealers, commercial banks, trust companies or other nominees consult the brokers, dealers, commercial banks, trust companies or other nominees to determine whether transaction costs are applicable if they tender Apex through the brokers, dealers, commercial banks, trust companies or other nominees and not directly to the Depositary.

We will not accept any alternative, conditional or contingent tenders. No fractional Apex may be tendered or accepted for payment. A defective tender of Apex (which defect is not waived by us or cured by the holder) will not constitute a valid tender of Apex and will not entitle the holder thereof to the Offer Price. A defective tender of Apex that is waived by us or cured by the holder will constitute a valid tender of Apex and will entitle the holder thereof to the Offer Price.

Signature Guarantees. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loans associations and brokerage houses) which is a participant in the Securities Transfer Agents Medallion Program. Signatures on a Letter of Transmittal need not be guaranteed if:

•	the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, shall include any participant in DTC whose name appears on a security position listing as the owner of the Apex) of the Apex tendered therewith and the holder has not completed either of the boxes under “Special Payment and Delivery Instructions” within the Letter of Transmittal; or

•	the Apex are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act. See Instruction 1 of the Letter of Transmittal.

There are no guaranteed delivery procedures available with respect to the Offer under the terms of this Offer to Purchase or any related materials. Holders must tender their Apex in accordance with the procedures set forth in this Section 3.

We will make payment for Apex tendered and accepted for purchase in the Offer only after the Depositary receives a timely confirmation of the book-entry transfer of the Apex into the Depositary’s account at DTC and a properly completed and a duly executed Letter of Transmittal or an agent’s message, and any other documents required by the Letter of Transmittal.

Book-Entry Delivery. The Depositary will establish an account with respect to the Apex for purposes of the Offer at DTC within two business days after the date of this Offer to Purchase, and any financial institution that is a DTC participant may make book-entry delivery of Apex by causing DTC to transfer the Apex into the Depositary’s account in accordance with DTC’s procedures for transfer. Although DTC participants may effect delivery of Apex into the Depositary’s account at DTC, such deposit must be accompanied by either:

•	a message that has been transmitted to the Depositary through the facilities of DTC, or “agent’s message,” or

•	a properly completed and duly executed Letter of Transmittal, including any other required documents, that has been transmitted to and received by the Depositary at its address set forth on the back page of this Offer to Purchase before the Expiration Time.

Any “agent’s message” must state (i) the title and number of Apex that have been tendered by such participant pursuant to the Offer, (ii) that such participant has received the Offer to Purchase and agrees to be bound by the terms of the Offer and (iii) that we may enforce such agreement against such participant. Notwithstanding any other provision of the Offer, payment of the Offer Price in exchange for the Apex tendered and accepted for purchase pursuant to the Offer will occur only after timely receipt by the Depositary of either an agent’s message or Letter of Transmittal.

Method of Delivery. The method of delivery of the Letter of Transmittal and any other required documents is at the election and risk of the tendering holder of Apex. If you choose to deliver required documents by mail, we recommend that you use registered mail with return receipt requested, properly insured. Delivery of the Letter of Transmittal and any other required documents to DTC does not constitute delivery to the Depositary.

Appraisal Rights. You will have no appraisal rights in connection with the Offer.

U.S. Federal Backup Withholding Tax. Under the U.S. federal income tax backup withholding rules, 28% of the gross proceeds payable to a holder of Apex or other payee pursuant to the Offer will be withheld and remitted to the U.S. Treasury, unless the holder of the Apex or other payee provides his or her taxpayer identification number (i.e., employer identification number or Social Security number) to the Depositary and certifies under penalties of perjury that such number is correct and that such holder of the Apex or other payee is exempt from backup withholding, or such holder of the Apex or other payee otherwise establishes an exemption from backup withholding. If the Depositary is not provided with the correct taxpayer identification number, the holder of the Apex or other payee may also be subject to certain penalties imposed by the Internal Revenue Service (the “IRS”). Therefore, each tendering U.S. Holder (as defined below in Section 13) should complete and sign the IRS Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding unless the U.S. Holder otherwise establishes to the satisfaction of the Depositary that such tendering U.S. Holder is not subject to backup withholding. Certain holders of the Apex (including, among others, C corporations) are not subject to these backup withholding and reporting requirements. In order for a Non-U.S. Holder (as defined below in Section 13) to qualify as an exempt recipient, such holder of the Apex generally must submit an IRS Form W-8BEN, IRS Form W-8BEN-E (each included as part of the Letter of Transmittal) or other applicable IRS Form W-8, signed under penalties of perjury, attesting to that holder’s non-U.S. status. Tendering holders of the Apex can obtain other applicable forms from the Depositary or from www.irs.gov. See Instruction 8 of the Letter of Transmittal.

Backup withholding is not an additional tax, and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

TO PREVENT U.S. FEDERAL BACKUP WITHHOLDING TAX ON THE GROSS PAYMENTS MADE TO YOU PURSUANT TO THE OFFER, YOU MUST PROVIDE THE DEPOSITARY WITH A COMPLETED IRS FORM W-9 OR IRS FORM W-8, AS APPROPRIATE, OR OTHERWISE ESTABLISH AN EXEMPTION FROM SUCH WITHHOLDING.

Where Apex are tendered on behalf of the holder of the Apex by a broker or other DTC participant, the foregoing IRS Forms and certifications generally must be provided by the holder of the Apex to the DTC participant, instead of the Depositary, in accordance with the DTC participant’s applicable procedures.

For a discussion of certain material U.S. federal income tax consequences for tendering holders of the Apex, see Section 13.

Return of Withdrawn Apex. In the event of proper withdrawal of tendered Apex, the Depositary will credit the Apex to the appropriate account maintained by the tendering holder of Apex at DTC without expense to the holder of the Apex.

Determination of Validity; Rejection of Apex; Waiver of Defects; No Obligation to Give Notice of Defects. We will determine, in our sole discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance for purchase of any tender of Apex, and our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any Apex that we determine are not in proper form or the acceptance for purchase of or payment for which we determine may be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender with respect to any particular Apex or any particular holder of Apex, and our interpretation of the terms of the Offer will be final and binding on all parties. No tender of Apex will be deemed to have been properly made until the holder of the Apex cures, or we waive, all defects or irregularities. None of Goldman Sachs, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any tender or incur any liability for failure to give this notification.

Tendering Holder’s Representation and Warranty; Goldman Sachs’ Acceptance Constitutes an Agreement. A tender of Apex under the procedures described above will constitute the tendering holder’s acceptance of the terms and conditions of the Offer, as well as the tendering holder’s representation and warranty to us that (i) such holder of Apex has the full power and authority to tender, sell, assign and transfer the tendered Apex and (ii) when we accept the tendered Apex for purchase, we will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, changes and encumbrances and not subject to any adverse claims.

Our acceptance for purchase of Apex tendered under the Offer will constitute a binding agreement between the tendering holder of Apex and us upon the terms and conditions of the Offer.

Section 4 Withdrawal Rights.

Holders of Apex may withdraw Apex tendered into the Offer at any time prior to the Expiration Time. Tendered Apex may not be withdrawn subsequent to the Expiration Time, except that holders of Apex may withdraw their Apex after the expiration of forty business days from the commencement of the Offer, if we have not accepted the Apex for purchase.

For a withdrawal to be effective, the Depositary must receive, prior to the Expiration Time, a written or facsimile transmission notice of withdrawal, at the Depositary’s address set forth on the back page of this Offer to Purchase. Any such notice of withdrawal must (i) specify the name of the participant for whose account such Apex were tendered and such participant’s account number at DTC to be credited with the withdrawn Apex, (ii) contain the title and number of the Apex to be withdrawn and (iii) be signed by such participant in the same manner as the participant’s name is listed on the applicable “agent’s message” or Letter of Transmittal. If the Apex to be withdrawn have been delivered or otherwise identified to the Depositary, a signed notice of withdrawal will be effective immediately upon the Depositary’s receipt of written or facsimile notice of withdrawal.

Any notice of withdrawal must also specify the name and the number of the account at DTC to be credited with the withdrawn Apex and must otherwise comply with DTC’s procedures. We will determine all questions as to the form and validity (including the time of receipt) of any notice of withdrawal, in our sole discretion, and such determination will be final and binding. None of Goldman Sachs, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give this notification.

A holder of Apex may not rescind a withdrawal, and we will deem any Apex that a holder of Apex properly withdraws not properly tendered for purposes of the Offer, unless the holder of Apex properly retenders the withdrawn Apex before the Expiration Time by following one of the procedures described in Section 3.

If we are delayed in our acceptance for purchase of, or payment for, any Apex or are unable to accept for purchase or pay for validly tendered Apex pursuant to the Offer for any reason, then, without prejudice to our rights hereunder, tendered Apex may be retained by the Depositary on our behalf and may not be validly withdrawn (subject to Rule 14e-1 under the Exchange Act, which requires that we pay the consideration offered or return the Apex deposited by or on behalf of Apex holders promptly after the termination or withdrawal of the Offer).

Section 5 Purchase of Apex and Payment of Offer Price.

Subject to the conditions of the Offer, on the Settlement Date, we will accept for purchase the maximum number of validly tendered and not properly withdrawn Apex that does not result in the purchase of in excess of 650,000 Apex, subject to proration as described above in Section 1. If the Offer is not extended or earlier terminated, we expect the Settlement Date to be August 18, 2016.

For purposes of the Offer, we will be deemed to have accepted for purchase, and therefore purchased, Apex that are properly tendered and are not properly withdrawn, only when, as and if we give oral or written notice to the Depositary of our acceptance of the Apex for purchase under the Offer.

We will pay for Apex that we purchase under the Offer by depositing the aggregate purchase price for such Apex with DTC, which will act as agent for tendering holders of the Apex for the purpose of receiving payment from us and transmitting payment to the tendering holders of the Apex.

We will pay all stock transfer taxes, if any, payable on the transfer to us of Apex purchased under the Offer. If, however,

•	payment of the Offer Price is to be made to any person other than the registered holder, or

•	tendered Apex are registered in the name of any person other than the person signing the Letter of Transmittal,

then the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the Offer Price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 6 of the Letter of Transmittal.

If the Offer expires or terminates and any of the Apex have not been accepted for purchase following the expiration or termination of the Offer, the holder of Apex that were not accepted for purchase will continue to own those Apex. The Depositary will credit those Apex to the appropriate account maintained by the tendering holder of Apex at DTC without expense to the holder of the Apex.

Section 6 Conditions of the Offer

Notwithstanding any other term of the Offer, and in addition to (and not in limitation of) our right to extend and amend the Offer at any time, in our sole and absolute discretion, we will not be required to accept for payment or, subject to applicable rules and regulations of the SEC including Rule 13e-4(f) under the Exchange Act, pay for, and may delay the acceptance for payment of, or subject to the restriction referred to above, the payment for, any tendered Apex, and we may terminate the Offer as provided in this Offer to Purchase before the acceptance of such Apex, unless the conditions set forth below are satisfied prior to the Expiration Time.

Financing Condition

The Offer was initially subject to a financing condition, which was satisfied on July 27, 2016 by the completion of the Financing Transaction.

General Conditions

All of the “General Conditions” shall be deemed to have been satisfied at the Expiration Time unless any event, development or circumstance described in the following conditions shall have occurred on or after the date of this Offer to Purchase and at or prior to the Expiration Time:

•	there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the Offer, the acquisition of some or all of the Apex under the Offer or otherwise relates in any manner to the Offer;

•	there shall have been any action threatened, instituted, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or we or any of our subsidiaries, by any court or any authority, agency, tribunal or other body that, in our reasonable judgment, would or might, directly or indirectly:

•	make the acceptance for purchase of, or payment for, some or all of the Apex illegal or otherwise restrict or prohibit completion of the Offer;

•	delay or restrict our ability, or render us unable, to accept for purchase or pay for some or all of the Apex;

•	materially adversely affect our business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects, or materially impair the contemplated benefits to us of the Offer or the delivery of any cash amounts; or

•	the property trustee of the Issuers has objected in any respect to, or taken any action that could, in our reasonable judgment, adversely affect the consummation of, the Offer, or the property trustee has taken any action that challenges the validity or effectiveness of the procedures used by us in making the Offer or the delivery of any cash amounts; or

•	in our reasonable judgment, there has occurred any of the following:

•	any general suspension of trading in, or limitation on prices for, securities on any U.S. national securities exchange or in the over-the-counter market, whether or not mandatory;

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

•	the commencement of any war, armed hostilities or other international or national calamity, including any act of terrorism, on or after the date of this Offer to Purchase or any material escalation of any war or armed hostilities which had commenced before the date of this Offer to Purchase;

•	any limitation, whether or not mandatory, imposed by any governmental, regulatory, self-regulatory or administrative authority, tribunal or other body, or any other event, that could materially affect the extension of credit by banks or other lending institutions in the United States;

•	any material adverse change in the securities or financial markets in the United States generally;

•	any change or changes have occurred in our business, condition (financial or otherwise), income, operations, property or prospects or any of our subsidiaries that could have a material adverse effect on us and our subsidiaries, taken as a whole, or there is an adverse change in the benefits of the Offer to us;

•	any person has commenced, proposed, announced, made or publicly disclosed a tender or exchange offer (other than the Offer), merger, acquisition, business combination or other similar transaction involving us or any of our subsidiaries or we have entered into a definitive agreement or an agreement in principle with any person with respect to a merger, acquisition, business combination or other similar transaction, other than in the ordinary course of business; or

•	in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof.

The foregoing conditions are for our sole benefit and may be waived by us, in whole or in part, at any time and from time to time, before the Expiration Time, in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of these rights, and each of these rights shall be deemed an ongoing right that may be asserted at any time and from time to time before the Expiration Time. If the Company determines that any condition has been triggered or otherwise has become incapable of being satisfied, however, it shall be deemed to have waived the condition unless we promptly terminate the Offer.

Section 7 Historical Price Range of the Apex.

Market Price of and Distributions on the GS Capital II Apex

The GS Capital II Apex are traded on the NYSE Arca under the symbol “GS/43PE”. As of July 27, 2016, there were 1,252,839 GS Capital II Apex outstanding. The following table sets forth, for the periods indicated, the high and low reported intraday prices per GS Capital II Apex on the NYSE Arca and the cash distributions per GS Capital II Apex. Note that the market prices for the Apex do not include accrued but unpaid distributions.

GS Capital II Apex
			Cash Distributions per Apex
	High	Low
Year Ending December 31, 2016
Third Quarter (through July 27, 2016)	$849.50	$737.55	—
Second Quarter	$777.75	$700.10	$10.22
First Quarter	$748.00	$653.00	$10.11

Year Ending December 31, 2015
Fourth Quarter	$750.00	$684.50	$10.11
Third Quarter	$785.00	$710.50	$10.22
Second Quarter	$815.00	$743.74	$10.11
First Quarter	$815.00	$735.10	$10.11

Year Ended December 31, 2014
Fourth Quarter	$792.80	$716.30	$10.00
Third Quarter	$824.95	$700.43	$10.22
Second Quarter	$829.00	$745.00	$10.11
First Quarter	$944.22	$680.00	$10.11

Source: Bloomberg

On July 27, 2016, the last reported sales price of the GS Capital II Apex on the NYSE Arca was $830.00.

Market Price of and Distributions on the GS Capital III Apex

The GS Capital III Apex are traded on the NYSE Arca under the symbol “GS/43PF”. As of July 27, 2016, there were 325,390 GS Capital III Apex outstanding. The following table sets forth, for the periods indicated, the high and low reported intraday prices per share of the GS Capital III Apex on the NYSE Arca and the cash distributions per GS Capital III Apex. Note that the market prices for the Apex do not include accrued but unpaid distributions.

GS Capital III Apex
			Cash Distributions per Apex
	High	Low
Year Ending December 31, 2016
Third Quarter (through July 27, 2016)	$838.50	$741.29	—
Second Quarter	$778.75	$710.00	$10.22
First Quarter	$744.59	$616.90	$10.11

Year Ending December 31, 2015
Fourth Quarter	$744.60	$694.02	$10.11
Third Quarter	$782.85	$717.00	$10.22
Second Quarter	$810.90	$751.50	$10.11
First Quarter	$805.80	$745.00	$10.11

Year Ended December 31, 2014
Fourth Quarter	$785.40	$705.10	$10.00
Third Quarter	$821.10	$752.50	$10.22
Second Quarter	$828.74	$743.30	$10.11
First Quarter	$785.50	$691.53	$10.11

Source: Bloomberg

On July 27, 2016, the last reported sales price of the GS Capital III Apex on the NYSE Arca was $802.50.

Section 8 Source and Amount of Funds

We expect to use cash on hand to pay the consideration payable by us pursuant to the Offer and to pay the fees and expenses incurred by us in connection therewith. If the Offer is fully subscribed and is not extended or earlier terminated, we expect that the Settlement Date will be August 18, 2016 and we will pay approximately $545 million, excluding fees and expenses, to purchase the Apex.

Section 9 Certain Information Concerning Goldman Sachs and the Issuers

Goldman Sachs, a corporation organized under the laws of the State of Delaware, is a leading global investment banking, securities and investment management firm that provides a wide range of financial services to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals. Founded in 1869, the firm is headquartered in New York and maintains offices in all major financial centers around the world. Our headquarters are located at 200 West Street, New York, New York 10282, telephone (212) 902-1000. We are a bank holding company and a financial holding company regulated by the Board of Governors of the Federal Reserve System. Our U.S. depository institution subsidiary, Goldman Sachs Bank USA, is a New York State-chartered bank. We are the sponsor of GS Capital II and GS Capital III.

The GS Capital II Apex are trust preferred securities of GS Capital II and the GS Capital III Apex are trust preferred securities of GS Capital III. Each Issuer is a statutory trust organized under Delaware law, whose business and affairs are conducted by its trustees, appointed by Goldman Sachs as sponsor, including The Bank of New York Mellon, which acts as property trustee. The Issuers have no operations. The sole asset of GS Capital II is the Series E Preferred Stock and its primary purpose is to distribute dividends received on or the proceeds of any redemption of the Series E Preferred Stock to the holders of its Apex. The sole asset of GS Capital III is the Series F Preferred Stock and its primary purpose is to distribute dividends received on or the proceeds of any redemption of the Series F Preferred Stock to the holders of its Apex. We hold all of the trust common securities issued by each Issuer, giving us effective control over the Issuers.

Incorporation by Reference. The SEC allows “incorporation by reference” into this Offer to Purchase of information that we file with the SEC. This permits us to disclose important information to you by referencing these filed documents. Any information referenced this way is considered part of this Offer to Purchase. Information furnished under Item 2.02 and Item 7.01 of our Current Reports on Form 8-K is not incorporated by reference in this Offer to Purchase. We incorporate by reference into this Offer to Purchase the documents listed below.

•	The 2015 Form 10-K, filed on February 19, 2016, as amended by Amendment No. 1 on Form 10-K/A filed on March 2, 2016;

•	The portions of our Definitive Proxy Statement, filed on April 8, 2016, for Goldman Sachs’ Annual Meeting of Shareholders incorporated by reference into its Annual Report;

•	The Quarterly Report on Form 10-Q for the quarter ended March 31, 2016; and

•	Current Reports on Form 8-K filed on February 23, 2016, February 25, 2016, March 23, 2016, April 12, 2016, April 19, 2016 (only portions deemed “filed”), April 25, 2016, May 9, 2016, May 20, 2016, June 1, 2016, June 6, 2016, June 29, 2016, July 19, 2016 (only portions deemed “filed”) and July 27, 2016.

Please note that the Schedule TO to which this Offer to Purchase relates does not permit forward “incorporation by reference.” If a material change occurs in the information set forth in this Offer to Purchase, we will amend the Schedule TO accordingly.

Certain Financial Information. We incorporate by reference the financial statements and notes thereto included in the 2015 Form 10-K.

Any statement contained in a document incorporated or considered to be incorporated by reference in this Offer to Purchase shall be considered to be modified or superseded for purposes of this Offer to Purchase to the extent that a statement contained in this Offer to Purchase or in any subsequently filed document that is or is considered to be incorporated by reference modifies or supersedes such statement. Any statement that is modified or superseded will not, except as so modified or superseded, constitute a part of this Offer to Purchase. Nothing herein shall be deemed to incorporate information furnished to, but not filed with, the SEC, except that information furnished to the SEC making reference to the Offer will be incorporated by reference in this Offer to Purchase. We will provide to each person, including any beneficial owner, to whom this Offer to Purchase is delivered, at no cost upon his or her written or oral request, a copy of any of the documents that are incorporated by reference in this Offer to

Purchase, other than exhibits to such documents that are not specifically incorporated by reference into this Offer to Purchase, and our constitutional documents. You may request such documents by contacting us at:

Investor Relations

Goldman, Sachs & Co.

200 West Street, 29th Floor

New York, NY 10282

(212) 902-0300

Section 10 Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Apex.

As of July 27, 2016, there were 1,252,839 GS Capital II Apex and 325,390 GS Capital III Apex outstanding, of which 214 GS Capital II Apex were beneficially owned, either directly or indirectly, by Goldman Sachs. No GS Capital III Apex were beneficially owned, either directly or indirectly, by Goldman Sachs.

The following table shows market-making transactions executed by Goldman Sachs & Co. with respect to the GS Capital II Apex in the sixty days prior to July 20, 2016.

Settlement Date	Purchase/Sale	Liquidation Amount	Price
May 23, 2016	Purchase	$7,988,000	$751.30
May 23, 2016	Purchase	$1,500,000	$754.40
May 25, 2016	Sale	$200,000	$753.00
May 26, 2016	Sale	$2,000,000	$753.00
May 27, 2016	Sale	$200,000	$754.00
May 31, 2016	Sale	$2,385,000	$756.30
May 31, 2016	Sale	$830,000	$756.30
May 31, 2016	Sale	$1,785,000	$756.30
June 2, 2016	Sale	$250,000	$761.00
June 7, 2016	Purchase	$2,000,000	$756.30
June 7, 2016	Sale	$25,000	$759.00
June 8, 2016	Purchase	$50,000	$755.50
June 9, 2016	Sale	$250,000	$761.20
June 9, 2016	Sale	$1,000,000	$758.80
June 10, 2016	Sale	$150,000	$760.00
June 10, 2016	Sale	$200,000	$760.00
June 10, 2016	Sale	$100,000	$760.00
June 13, 2016	Sale	$80,000	$760.00
June 13, 2016	Sale	$50,000	$760.00
June 13, 2016	Sale	$80,000	$760.00
June 13, 2016	Sale	$50,000	$760.00
June 14, 2016	Sale	$130,000	$760.00
June 15, 2016	Sale	$633,000	$758.80
June 16, 2016	Sale	$2,000,000	$756.30
June 16, 2016	Purchase	$3,000,000	$755.00
June 23, 2016	Sale	$300,000	$751.00
June 23, 2016	Sale	$500,000	$751.00
June 28, 2016	Purchase	$50,000	$748.00
July 1, 2016	Purchase	$50,000	$740.10
July 1, 2016	Purchase	$1,184,000	$740.00
July 8, 2016	Sale	$2,000,000	$755.00
July 12, 2016	Purchase	$80,000	$755.00
July 14, 2016	Purchase	$150,000	$770.90
July 19, 2016	Sale	$500,000	$780.00

The following table shows market-making transactions executed by Goldman Sachs & Co. with respect to the GS Capital III Apex in the sixty days prior to July 20, 2016.

Settlement Date	Purchase/Sale	Liquidation Amount	Price
May 24, 2016	Sale	$16,000	$753.50
May 24, 2016	Sale	$26,000	$753.50
May 27, 2016	Purchase	$2,663,000	$747.50
June 10, 2016	Purchase	$184,000	$754.00
June 23, 2016	Sale	$60,000	$753.00
June 27, 2016	Sale	$250,000	$748.80
July 8, 2016	Sale	$100,000	$750.00
July 8, 2016	Sale	$178,000	$752.00
July 14, 2016	Sale	$3,317,000	$770.00

Except as described above and in the documents incorporated by reference in Section 9, (i) neither we nor, to the best of our knowledge, any of our executive officers and directors or any of our associates or majority-owned subsidiaries beneficially owns any of the Apex and (ii) based on our records and on information provided to us by our executive officers, directors, affiliates and subsidiaries, neither we nor any of our affiliates or subsidiaries nor, to the best of our knowledge, any of our or our subsidiaries’ directors or executive officers, nor any associates or subsidiaries of any of the foregoing, have effected any transactions involving the Apex during the sixty days prior to July 20, 2016 or at any time after July 20, 2016 and prior to the date hereof.

Except as set forth in the documents incorporated by reference in Section 9, neither we nor, to the best of our knowledge, any of our affiliates, directors or executive officers is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the offer or with respect to any of our or the Issuers’ securities, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

Section 11 Post-offer Exchange; Effects of the Offer on the Market for the Apex.

Following the completion of the Offer, we expect to exchange the Apex of GS Capital II that we hold (including the Apex we acquire in the Offer) for a like amount of our Series E Preferred Stock held by GS Capital II and the Apex of GS Capital III that we hold (including the Apex we acquire in the Offer) for a like amount of our Series F Preferred Stock held by GS Capital III, and then retire such Series E Preferred Stock and Series F Preferred Stock. See Section 2.

Any tendered Apex that we do not accept for purchase will be returned without expense to their tendering holder. Apex not tendered or otherwise not purchased pursuant to the Offer will remain outstanding. If the Offer is consummated, then the aggregate number of Apex of each series that remains outstanding will be reduced. This may adversely affect the liquidity of and/or increase the volatility in the market for the Apex that remain outstanding after consummation of the Offer.

Section 12 Legal Matters; Regulatory Approvals.

We received a non-objection from the Federal Reserve with respect to the acquisition of the Apex as part of our most recent annual capital planning process. We are not aware of any license or regulatory permit that appears material to our business that might be adversely affected by our acquisition of Apex as contemplated by the Offer or of any other approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for the acquisition of Apex by us as contemplated by the Offer. Should any other approval or other action be required, we presently contemplate that we will seek that approval or other action. We are unable to predict whether it will be required to delay the acceptance for purchase of or payment for Apex tendered under the Offer pending the outcome of any such matter. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business, results of operations and/or financial condition. Our obligation under the Offer to accept for purchase and pay for the Apex is subject to conditions. See Section 6.

Section 13 Certain Material U.S. Federal Income Tax Consequences

The following summary describes certain material U.S. federal income tax consequences relating to the Offer to U.S. Holders and Non-U.S. Holders (each as defined below, and together, “Holders”). This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations, published rulings and judicial decisions, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. Goldman Sachs has not sought, nor does it expect to seek, any ruling from the IRS with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the sale of Apex to Goldman Sachs pursuant to the Offer or that any such position would not be sustained.

This discussion addresses tax consequences only to Holders who hold their Apex as capital assets within the meaning of Section 1221 of the Code. This discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to Holders in light of their particular circumstances and does not apply to Holders that are subject to special rules under the U.S. federal income tax laws (such as, for example, banks or financial institutions, brokers or dealers in securities, commodities or currencies, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt organizations, former citizens or residents of the United States, persons who hold Apex as part of a hedge, integrated transaction, straddle, constructive sale or conversion transaction, persons subject to the alternative minimum tax, regulated investment companies, real estate investment trusts, U.S. Holders whose functional currency is not the U.S. dollar, persons that acquired their Apex through the exercise of employee stock options or otherwise as compensation or persons who own, or have previously owned at any time (actually or constructively), stock possessing at least 10% of Goldman Sachs’ voting power).

This summary does not address any state, local or non-U.S. tax consequences of participating in the Offer, nor does it address any alternative minimum tax considerations or any U.S. federal tax considerations (e.g., estate or gift tax) other than those pertaining to U.S. federal income tax. You should consult your own tax advisor with regard to the application of the U.S. federal income, estate and gift tax laws to your particular situation as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds or beneficially owns Apex, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership that holds or beneficially owns the Apex, then you should consult your own tax advisor.

U.S. Holders Who Sell Apex in the Offer

As used herein, a “U.S. Holder” means a beneficial owner of Apex that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if a court within the United States can exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all of the substantial decisions of the trust.

A sale of Apex for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder who participates in the Offer will, depending on such holder’s particular circumstances, be treated either as recognizing gain or loss from the disposition of the Apex or as receiving a distribution from Goldman Sachs with respect to its stock. If a broker or other paying agent is unable to determine whether sale or exchange treatment or distribution treatment should apply to a particular U.S. Holder, it is possible that such paying agent will report the transaction as resulting in a distribution. In such event, if you believe that sale or exchange treatment is the proper treatment for you, you should consult with your own tax advisor about how to report the transaction on your tax return.

Sale or Exchange Treatment. Under Section 302 of the Code, a sale of Apex for cash by a U.S. Holder pursuant to the Offer will be treated as a “sale or exchange” of Apex for U.S. federal income tax purposes, rather than as a distribution with respect to the Apex held by the tendering U.S. Holder, only if the sale:

•	results in a “complete termination” of such U.S. Holder’s equity interest in Goldman Sachs, or

•	is “not essentially equivalent to a dividend” with respect to the U.S. Holder.

A sale of Apex by a U.S. Holder pursuant to the Offer will result in a “complete termination” if, after the sale, either (i) the U.S. Holder no longer owns any of Goldman Sachs’ outstanding preferred shares, common shares, or any other interest that is treated as equity of Goldman Sachs for tax purposes (either actually or constructively) or (ii) the U.S. Holder no longer actually owns any of Goldman Sachs’ outstanding preferred shares, common shares, or any other interest that is treated as equity of Goldman Sachs for tax purposes and, with respect to any shares constructively owned, is eligible to waive, and effectively waives, such constructive ownership. U.S. Holders wishing to satisfy the “complete termination” test through a waiver of constructive ownership should consult their own tax advisors.

A sale of Apex by a U.S. Holder pursuant to the Offer will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in Goldman Sachs. Whether a holder of Apex meets this test will depend on the holder’s particular facts and circumstances, as well as the relative percentage of Apex tendered by such holder and each of the other holders of Apex.

The IRS has indicated in a published revenue ruling that if a shareholder (actually or constructively) owns no stock other than nonvoting, nonconvertible, preferred stock (such as the Apex), a redemption of any amount of such preferred stock should qualify for sale treatment. The same conclusion is likely to apply where any other shares held by the tendering shareholder possess a relatively small amount of voting power (i.e., where the tendering shareholder has no legal or practical ability to affect the corporation’s decision making), but the answer is unclear (given the absence of any definitive authority on the issue). U.S. Holders should consult their own tax advisors regarding the application of the foregoing standard to their particular facts and circumstances.

As noted above, in applying the foregoing Section 302 tests, a U.S. Holder must take into account not only preferred and common shares that such U.S. Holder actually owns, but also shares that such U.S. Holder is treated as owning under constructive ownership rules. Generally, under Section 318 of the Code, a U.S. Holder may constructively own shares actually owned, and in some cases constructively owned, by certain related individuals and entities as well as shares that a U.S. Holder has the right to acquire by exercise of an option or warrant or by conversion or exchange of a security.

Contemporaneous dispositions or acquisitions of preferred or common shares by a U.S. Holder or a related person may be deemed to be part of a single integrated transaction and, if so, may be taken into account in determining whether either of the Section 302 tests described above is satisfied. A U.S. Holder should consult its own tax advisor regarding the treatment of other dispositions or acquisitions of shares that may be integrated with such U.S. Holder’s sale of Apex to Goldman Sachs pursuant to the Offer.

Each U.S. Holder should be aware that, because proration may occur in the Offer, even if all the Apex actually and constructively owned by a U.S. Holder are tendered pursuant to the Offer, fewer than all of these Apex may be purchased by Goldman Sachs. Thus, proration may affect whether the sale of Apex by a U.S. Holder pursuant to the Offer will be treated as a “sale or exchange.”

If a U.S. Holder satisfies either of the Section 302 tests described above, the U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received (including the Accrued Distributions) and such U.S. Holder’s tax basis in the Apex tendered. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the Apex exceeds one year as of the date of the sale pursuant to the Offer. In the case of a non-corporate U.S. Holder, the maximum rate of U.S. federal income tax applicable to long-term capital gain on Apex held for more than one year is generally 20% (but see “Medicare Tax” below). Certain limitations apply to the deductibility of capital losses by U.S. Holders. Gain or loss must be determined separately for each block of tendered Apex (i.e., Apex acquired by the U.S. Holder at the same cost in a single transaction). Any such gain or loss will generally be U.S. source gain or loss for U.S. foreign credit tax purposes.

Distribution Treatment. If a U.S. Holder does not satisfy either of the Section 302 tests described above, the sale of a U.S. Holder’s Apex pursuant to the Offer will not be treated as a sale or exchange under Section 302. Instead, the entire amount of cash received by such U.S. Holder pursuant to the Offer will be treated as a distribution to the U.S. Holder with respect to such U.S. Holder’s remaining Apex. The distribution will be treated as a dividend to the extent of the U.S. Holder’s share of Goldman Sachs’ current and accumulated earnings and profits, as determined under U.S. federal income tax principles.

Any distribution treated as a dividend will generally constitute “qualified dividend income” that is subject to taxation at a maximum rate of 20% for non-corporate U.S. Holders provided certain holding period requirements are met (but see “Medicare Tax” below). A dividend received by a corporate U.S. Holder may be (i) eligible for a dividends-received deduction (subject to applicable exceptions and limitations) and (ii) subject to the “extraordinary dividend” provisions of Section 1059 of the Code. Corporate U.S. Holders should consult their own tax advisors regarding (i) whether a dividends-received deduction will be available to them, and (ii) the application of Section 1059 of the Code to the disposition of their Apex.

Any such dividend will be taxed in its entirety, without reduction for the U.S. Holder’s tax basis of the Apex tendered. Such tax basis will be added to the remaining shares owned by the U.S. Holder; however, where the remaining shares owned consist of more than one class (e.g., common and preferred shares), it is unclear how to allocate such tax basis among the remaining shares. If a tendering U.S. Holder does not actually retain any shares, the basis of any tendered Apex may (depending on circumstances) be added to shares retained by a person related to such U.S. Holder or the basis may be lost.

Under regulations proposed by the IRS, if a U.S. Holder were subject to distribution treatment under Section 302, and the U.S. Holder held more than one class of shares, the U.S. Holder’s tax basis in any class of shares tendered in the Offer would not be added to the U.S. Holder’s basis in its other class or classes of shares after the Offer. Furthermore, in the event the U.S. Holder would not retain any shares following the Offer, the U.S. Holder’s tax basis in the shares tendered would not be added to shares held by a related person. Instead, in either case, in the event the U.S. Holder otherwise would lose its basis in its shares by virtue of having tendered all of its shares of that class in the Offer and having had such tender treated as a distribution, the U.S. Holder would recognize a loss. Such loss, however, would generally be deferred until such time as the U.S. Holder would have recognized gain on the sale of the shares, rather than a deemed distribution, pursuant to Section 302 (or such time as all the classes of shares became worthless). The proposed regulations are, however, only effective for transactions entered into after they are published as final, and it is not clear if and when they will be finalized.

Medicare Tax. A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (i) the U.S. Holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (ii) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include any dividend income or gain that such holder recognizes upon a sale of the Apex pursuant to the Offer, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of a sale of the Apex pursuant to the Offer.

See Section 3 with respect to the application of U.S. federal backup withholding tax to payments made pursuant to the Offer.

Non-U.S. Holders Who Sell Apex in the Offer

As used herein, a “Non-U.S. Holder” means a beneficial owner of Apex that is for U.S. federal income tax purposes, (i) a nonresident alien individual, (ii) a foreign corporation, or (iii) a foreign estate or trust.

Sale or Exchange Treatment. Subject to the discussion below concerning effectively connected income and FATCA and the discussion concerning backup withholding in Section 3 above, if you are a Non-U.S. Holder and you satisfy either of the Section 302 tests described above, you generally will not be subject to U.S. federal income tax on any gain realized on the sale of Apex pursuant to the Offer, unless (i) Goldman Sachs is or has been a “U.S. real property holding corporation” for U.S. federal income tax purposes during the relevant statutory period and you held, directly or indirectly, at any time during the five-year period ending on the date of the sale, more than 5% of the Apex and you are not eligible for any treaty exemption; (ii) the gain is effectively connected with your conduct of a trade or business in the United States, in which case you will be subject to tax as and to the extent described below; or (iii) you are an individual who is present in the United States for a period or periods aggregating 183 or more days in the taxable year of the sale and certain other conditions are met, in which case you will be subject to U.S. federal income tax on such gain (net of certain U.S. source capital losses). Goldman Sachs does not believe that it currently is, or has been, a U.S. real property holding corporation.

If you are engaged in a trade or business in the United States, and if income or gain on the Apex is effectively connected with the conduct of such trade or business, that income or gain will generally be subject to tax in the same manner as income or gain realized by a U.S. Holder (see discussion under “—U.S. Holders—Sale or Exchange Treatment”), subject to an applicable income tax treaty providing otherwise. In that event, you should consult your tax advisor with respect to other U.S. tax consequences of disposing of Apex pursuant to the Offer, including, if you are a foreign corporation, the possible imposition of a branch profits tax on your effectively connected earnings and profits at a rate of 30% (or a lower applicable treaty rate).

Although you may satisfy one of the Section 302 tests described above, if a broker or other paying agent is unable to determine whether sale or exchange treatment should apply to you, such paying agent may be required to report the transaction as resulting in a distribution for U.S. federal income tax purposes that is made out of Goldman Sachs’ current or accumulated earnings and profits and withhold tax at a 30% rate on the full amount you receive, as described below. In that case, you may be eligible to obtain a refund of all or a portion of any tax withheld if you satisfy one of the Section 302 tests described above. Backup withholding (see Section 3) generally will not apply to amounts subject to the withholding tax described below.

Distribution Treatment. If you do not satisfy either of the Section 302 tests described above, the full amount you receive will be treated as a distribution with respect to your Apex. Subject to the discussion below concerning effectively connected income, to the extent that amounts you receive are treated as dividends, such dividends will be subject to U.S. federal withholding tax at a rate of 30%, or a lower rate specified in an applicable income tax treaty. To obtain a reduced rate of withholding under an income tax treaty, you must provide a properly executed IRS Form W-8BEN or W-8BEN-E certifying, under penalties of perjury, that you are a non-U.S. person and that the dividends are subject to a reduced rate of withholding under an applicable income tax treaty.

If income or gain on the Apex is effectively connected with the conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment in the United States), (i) that income or gain, although exempt from the withholding tax referred to above, will generally be subject to tax in the same manner as income or gain realized by a U.S. Holder (see discussion under “—U.S. Holders—Sale or Exchange Treatment”), subject to an applicable income tax treaty providing otherwise, and (ii) you will generally be required to provide a properly executed IRS Form W-8ECI (or other appropriate form) in order to receive payments free of withholding. In that event, you should consult your tax advisor with respect to other U.S. tax consequences of disposing of Apex in the Offer, including, if you are a foreign corporation, the possible imposition of a branch profits tax on your effectively connected earnings and profits at a rate of 30% (or a lower applicable treaty rate).

FATCA. Provisions of the Code and related U.S. Treasury regulations commonly referred to as “FATCA” require withholding at a rate of 30% on payments of dividends to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities (whether or not such foreign financial institutions or non-U.S. entities hold Goldman Sachs’ Apex as beneficial owners or intermediaries) unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those foreign financial institutions or certain other non-U.S. entities) have been satisfied, or an exemption applies. Because, as discussed above, the paying agent may treat amounts paid to Non-U.S. Holders pursuant to the Offer as dividends for U.S. federal income tax purposes, such amounts may also be subject to withholding under FATCA if such requirements are not met. In such case, any withholding under FATCA may be credited against, and therefore reduce, any 30% withholding tax on distributions as discussed above. An intergovernmental agreement between the United States and an applicable foreign country (an “IGA”) may modify these requirements. If the Apex are held through a foreign financial institution that has agreed to comply with the foregoing requirements or is subject to similar requirements under applicable foreign law enacted in connection with an IGA, such foreign financial institution (or, in certain cases, a person paying amounts to such foreign financial institution) generally will be required, subject to certain exceptions, to withhold tax on payments of dividends made to (i) a person (including an individual) that fails to provide any required information or documentation or (ii) a foreign financial institution that has not agreed to comply with the foregoing requirements and is not subject to similar requirements under applicable foreign law enacted in connection with an IGA. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). You should consult your tax advisor regarding the effects of FATCA if you tender your Apex pursuant to the Offer in light of your particular situation.

Section 14 Accounting Treatment.

Upon the settlement of the Offer and completion of the Exchange, the Series E Preferred Stock and Series F Preferred Stock that we acquire will be canceled and shall revert to authorized but unissued shares of our Series E Preferred Stock and Series F Preferred Stock, respectively. Upon the cancellation of the Series E Preferred Stock and Series F Preferred Stock, the carrying value of the canceled Series E Preferred Stock and Series F Preferred Stock will be removed from the preferred stock account within shareholders’ equity, and the difference between the repurchase price and the carrying value of the preferred stock repurchased (net of issuance costs) will be added to net income to arrive at net income available to common shareholders.

Section 15 Extension of the Offer; Termination; Amendment.

We expressly reserve the right, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 6 shall have occurred or shall be deemed by us to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for purchase of, and payment for, any Apex by giving oral or written notice of the extension to the Depositary and making a public announcement of the extension.

We also expressly reserve the right to terminate the Offer and not accept for purchase or pay for any Apex not theretofore accepted for purchase or paid for or, subject to applicable law, to postpone payment for Apex upon the occurrence of any of the conditions specified in Section 6 by giving oral or written notice of termination or postponement to the Depositary and making a public announcement of termination or postponement. Our reservation of these rights to delay payment for Apex that we have accepted for purchase is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that we must pay the consideration offered or return the Apex tendered promptly after termination or withdrawal of the Offer.

Subject to compliance with applicable law, we further reserve the right, regardless of whether any of the events set forth in Section 6 shall have occurred or shall be deemed by us to have occurred, to amend the Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of Apex or by decreasing or increasing the number of Apex being sought in the Offer. Amendments to the Offer may be made at any time, and from time to time, effected by public announcement, the announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

Any public announcement made under the Offer will be disseminated promptly to holders of Apex in a manner reasonably designed to inform holders of Apex of the change. Announcements will be published by means of a news release to a U.S. nationally recognized press service, and, in certain cases, filed with the SEC. Except as required by applicable law or the NYSE listing agreement with respect to the Apex, we shall have no other obligation to publish, advertise or otherwise communicate any announcement with respect to the Offer.

If we materially change the terms of the Offer or the information concerning the Offer, including as a result of the waiver of any material condition to the Offer described in Section 6, we will extend the Offer to the extent and in the manner required by Rules 13e-4(d)(2), 13e-4(e)(3), 13e-4(f)(1) and 14e-1(b) under the Exchange Act. These rules and certain related releases and interpretations of the SEC provide that the minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information. If:

•	we (i) increase or decrease the Offer Price or (ii) decrease the aggregate number of Apex that we may purchase in the Offer; and

•	the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that the notice of an increase or decrease is first published, sent or given to security holders in the manner specified in this Section 15, the Offer will be extended until the expiration of such ten business day period.

Section 16 Dealer Manager; Depositary; Information Agent.

We have retained Goldman, Sachs & Co. to serve as the Dealer Manager in connection with the Offer and we will reimburse the Dealer Manager for its reasonable out-of-pocket expenses. The obligations of the Dealer Manager to perform its functions are subject to various conditions. We have agreed to indemnify the Dealer Manager against various liabilities, including various liabilities under the federal securities laws. The Dealer Manager may contact holders of Apex by mail, telephone, facsimile transmission, personal interviews and otherwise may request broker dealers and the other nominee holders to forward materials relating to the Offer to beneficial holders. Questions regarding the terms of the Offer may be directed to the Dealer Manager at its address and telephone numbers listed on the back cover of this Offer to Purchase.

The Dealer Manager is a broker dealer and a wholly owned subsidiary of ours and, from time to time in the ordinary course of business, the Dealer Manager and its affiliates have provided us and our affiliates with investment banking and other services for customary compensation. The Dealer Manager makes markets in our fixed-income securities, for its own account and the accounts of customers. As a result, from time to time, the Dealer Manager may hold short or long positions in certain of our or our affiliates’ fixed-income securities. To the extent the Dealer Manager or its affiliates own or acquire Apex during the Offer, they may tender such Apex pursuant to the terms of the Offer.

Global Bondholder Services Corporation has been appointed as the Depositary in connection with the Offer. All deliveries and correspondence sent to the Depositary should be directed to the address set forth on the back cover of this Offer to Purchase. We have agreed to pay the Depositary reasonable and customary fees for its services and to reimburse the Depositary for its reasonable out-of-pocket expenses in connection therewith. Goldman Sachs has also agreed to indemnify the Depositary for certain liabilities, including liabilities under the federal securities laws.

Global Bondholder Services Corporation has also been appointed to act as the Information Agent in connection with the Offer. Requests for additional copies of documentation may be directed to the Information Agent at the address set forth on the back cover of this Offer to Purchase.

None of the Dealer Manager, the Depositary or the Information Agent nor any affiliate of any of them assumes any responsibility for the accuracy or completeness of the information concerning us or any of our subsidiaries or affiliates contained or incorporated by reference in this Offer to Purchase, or for any failure by us to disclose events that may have occurred after the date of this Offer to Purchase that may affect the significance or accuracy of this information.

In connection with the Offer, directors and officers of Goldman Sachs and regular employees of Goldman Sachs (who will not be specifically compensated for such services) may solicit tenders by use of the mails, personally or by telephone. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Offer to Purchase and related documents to the beneficial owners of the Apex and in handling or forwarding tenders of the Apex by their customers.

Section 17 Rule 14e-4 “Net Long Position” Requirement.

It is a violation of Rule 14e-4 under the Exchange Act for a person, directly or indirectly, to tender securities for that person’s own account in a partial tender offer unless the person so tendering their Apex (i) has a net long position equal to or greater than the aggregate number of the Apex being tendered and (ii) will cause such Apex to be delivered in accordance with the terms of the tender offer. Rule 14e-4 imposes a similar requirement in respect of the tender or guarantee of a tender on behalf of another person.

A tender of Apex in the Offer under any of the procedures described above will constitute the tendering holder’s representation and warranty that (i) such holder has a net long position in the Apex being tendered pursuant to the Offer within the meaning of Rule 14e-4 under the Exchange Act and (ii) the tender of such Apex complies with Rule 14e-4.

The tender of Apex, pursuant to any of the procedures described above, will constitute a binding agreement between you and Goldman Sachs upon the terms and subject to the conditions of the Offer.

Section 18 Miscellaneous.

We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the Offer or the acceptance of Apex pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law. If, after such good faith effort, we cannot comply with the applicable law, we will not make the Offer to (nor will tenders be accepted from or on behalf of) the holders of Apex in that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Pursuant to Rule 13e-4(c)(2) under the Exchange Act, we have filed with the SEC an Issuer Tender Offer Statement on Schedule TO, which contains additional information with respect to the Offer. The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 9 with respect to information concerning Goldman Sachs.

None of Goldman Sachs, the Dealer Manager, the Depositary or the Information Agent makes any recommendation to holders of Apex as to whether to tender or refrain from tendering their Apex. We have not authorized any person to give any information or to make any representation in connection with the Offer other than those contained in this Offer to Purchase or in the Letter of Transmittal. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by Goldman Sachs or the Information Agent.

The Dealer Manager for the Offer is:

Goldman, Sachs & Co.

200 West Street

New York, New York 10282

Attn: Liability Management Group

Collect: (212) 357-1039

Toll-free: (800) 828-3182

The Letter of Transmittal and any other required documents should be sent or delivered by each holder of Apex or that holder’s broker, dealer, commercial bank, trust company or nominee to the Depositary at one of its addresses set forth below.

The Depositary for the Offer is:

Global Bondholder Services Corporation

Confirmation: (212) 430-3774

By Mail, Overnight Courier or by Hand:

Global Bondholder Services Corporation

65 Broadway – Suite 404

New York, New York 10006

Attention: Corporate Actions

Toll-Free: (866) 470-3800

Fax: (212) 430-3775/3779

Please contact the Dealer Manager with questions regarding the terms of the Offer at the contact information set forth above or the Information Agent with questions regarding how to tender and/or request additional copies of this Offer to Purchase, the Letter of Transmittal or other documents related to the Offer at the contact information set forth below. Holders of Apex also may contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. Please contact the Depositary at the contact information set forth above to confirm delivery of Apex.

The Information Agent for the Offer is:

Global Bondholder Services Corporation

65 Broadway – Suite 404

New York, New York 10006

Attention: Corporate Actions

Banks and Brokers call: (212) 430-3774

or

Toll-Free: (866) 470-3800

Fax: (212) 430-3775/3779